UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

     CPFL ENERGIA S.A.
Publicly Held Company
Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Federal Law 6,404/76 and with CVM Instruction 358/2002, CPFL Energia S.A. (“CPFL Energia”) hereby informs that, on the date hereof, CPFL Energias Renováveis S.A. (“CPFL Renováveis”) issued the following Announcement to the Market:

“CPFL ENERGIAS RENOVÁVEIS S.A. (“Company”), in compliance with Instruction 358 issued by the Brazilian Securities and Exchange Commission (“CVM”) on January 3, 2002, announces to its shareholders and the general market that, on the date hereof, the Company requested to the CVM the registration of its initial public offering for the primary and secondary distribution of common shares issued by the Company, all registered, book-entry shares with no par value, free and unencumbered from any obligations or encumbrances (“Offering” and “Shares”, respectively), in compliance with the procedure provided for in CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”). The Price per Share will be determined after (i) the effective Request for the Reservation of Shares during the Reservation Period; and (ii) the determination of the results of the bookbuilding process conducted by the managers of the Offering with Institutional Investors in Brazil and by international placement agents abroad, in accordance with Article 170, Paragraph 1, item III of Federal Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), and with Article 44 of CVM Instruction 400 ("Bookbuilding Process"). The Offering is subject to the conditions in the domestic and international capital markets. A Notice to the Market will be released at an opportune time containing information on: (i) the other characteristics of the Offering; (ii) the locations to obtain the Preliminary Prospectus; (iii) the estimated dates and places for the disclosure of the Offering; and (iv) the conditions, process, reserve period and period for collection of bids. The Offering will begin after the CVM grants the respective registration. The Company will maintain the market and its shareholders informed of the development of the Offering. This Announcement to the Market is merely informative and does not constitute an offering of securities.”

São Paulo, May 23, 2013.

CPFL Energia S.A.
Gustavo Estrella
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.